March 1, 2000

                                 Richard Sheriff
Opposing Flows Technology
1829 Harbor Drive
Chester, Maryland 21619

                 Re: Agreement to Sell Aquaculture System Tanks


Dear Mr. Sheriff

This letter agreement confirms our mutual understanding regarding the sale of Aquaculture System Tanks, herein defined as recirculating aquaculture tanks utilizing the patented technology referred to herein, to Powernomics Enterprise Corporation ("PEC"). It is agreed, acknowledged and understood by and between the parties hereto that Opposing Flows Technology, Inc. and/ or Richard Sheriff ("Seller") shall provide the Aquaculture System Tanks to PEC at a fixed price of $25,000 per unit for a period of two (2) years, herein referred to as the "Fixed Price Term." Advance deposits may be paid as appropriate, but in any event, PEC shall pay Seller the entire purchase price within ninety days of each sale.

At the conclusion of the Fixed Price Term, Seller shall provide the Aquaculture System Tanks to PEC at a fixed price of $25,000.00 plus an annual increase of 3% (three percent) per unit for a period of ninety nine (99) years. All fees incurred are for the purchase of manufactured Aquaculture System Tanks, and not for the use of Seller's patented technology.

PEC shall have the exclusive right to purchase Aquaculture System Tanks for a period commencing the date hereof and ending the later of two (2) years from the date hereof or after manufacturing 260 tanks for PEC (the "Exclusive Period"). After the Exclusive Period has expired, Seller may sell its tanks to other parties, and PEC is allowed to purchase other tanks and/or other products from other sellers.

For the entire term of this contract, PEC shall maintain the rights to the patented technology (the "License Rights). Such right shall be exclusive during the Exclusive Period and non-exclusive thereafter. The License rights granted to PEC shall include utilization of technology and specifications of Sellers patent in the manufacturing and production of the Aquaculture System Tanks.

It is understood and agreed that seller shall manufacture all Aquaculture System Tanks that PEC requires in furtherance of its business. In the event that Seller is unable to provide Aquaculture System Tanks to PEC pursuant to the terms set forth above or within a time frame specified by PEC, PEC may purchase, manufacture or otherwise produce Aquaculture System Tanks itself or from a third party.

There are no fees incurred with the use of the License Rights. In the event Seller is unable to provide Aquaculture System Tanks to PEC and PEC wishes to use the patented technology to manufacture and produce Aquaculture System Tanks by itself or through a third party, PEC shall not owe any funds to Seller.

Seller represents and warrants that he has acquired a valid utility patent for the Aquaculture System Tanks and has licensed certain rights pertaining to that patent to other companies.

Except as set forth below, there is no action, suit, inquiry, proceeding or investigation by or before any court or governmental or other regulatory or administrative agency or commission pending or, to the best knowledge of Seller, threatened against or invoking Seller, or which questions or challenges the validity of this Agreement or its subject matter and Seller does not know or have any reason to know of any valid basis for any such action, proceeding or investigation.

The parties hereto acknowledge, understand and agree to the following provisions:

     AMENDMENT AND MODIFICATION. This Agreement may be amended, modified and supplemented only by written agreement of both PEC and Seller.

     COMPLIANCE WITH REGULATORY AGENCIES. Each party agrees that all actions, direct or indirect, taken by it and its respective agents, employees and affiliates in connection with this Agreement, conform to all applicable Federal and State laws.

     ASSIGNMENT. Except as otherwise provided above, this Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any right, interest or obligations hereunder will be assigned by any of the parties hereto without the prior written consent of the other party.

     DELEGATION. Except as otherwise provided above, neither party shall delegate the performance of its duties under this Agreement without the prior written consent of the other party.

     GOVERNING LAW. This Agreement and the legal relations among the parties hereto shall be governed by and construed in accordance with the laws of the State of Pennsylvania, without regard to its conflict of law doctrine. Seller and PEC agree that if any action is instituted to enforce or interpret any provision of this Agreement, the jurisdiction and venue shall be Philadelphia County, Pennsylvania.

     ENTIRE AGREEMENT. This Agreement including any Exhibits hereto, and the other documents and certificates delivered pursuant to the terms hereto, set forth the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein, and supersedes all prior agreements, promise, covenants, arrangements, communications, representations or warranties, whether oral or written, by any officers employee or representative of any party hereto.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed, all as of the day and year first above written.



Opposing Flows Technologies                Powernomics Enterprise Corporation



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By:                                        By:
Title:                                     Title:



Richard Sheriff




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